UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 22, 2022, Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Seadrill” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each (i) common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that is issued and outstanding as of immediately prior to the Effective Time, (ii) Aquadrill restricted settlement unit award that is outstanding immediately prior to the Effective Time (“Aquadrill RSUs”), (iii) Aquadrill phantom appreciation right that is outstanding immediately prior to the Effective Time, and (iv) Aquadrill phantom common unit award that is outstanding immediately prior to the Effective Time will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill common shares (the “Seadrill Common Shares”) calculated in accordance with the Merger Agreement, that, together with the Seadrill Common Shares payable under the Aquadrill sale bonus described below, will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Aquadrill RSUs as described below (the “Aggregate Merger Consideration”).

Concurrently with the execution of the Merger Agreement, Aquadrill provided notice to Steven Newman, the Chief Executive Officer and a Director of Aquadrill, that (i) as of immediately prior to the Effective Time, the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Aquadrill and Mr. Newman, will be terminated by Aquadrill, and (ii) upon closing of the Merger, Mr. Newman will receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement. Mr. Newman acknowledged this termination and that the Seadrill Common Shares received under the Merger Agreement would be in full and final satisfaction of any amounts owed under the Sale Bonus Award Agreement.

The aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Aquadrill RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of Seadrill Common Shares such holder would otherwise receive in the Merger in consideration of the cancellation of such awards. The amount of cash that may be received by any such Aquadrill RSU holder may not exceed the lesser of the estimated income tax rate that would become payable by such holder as a result of the closing of the Merger and 75% multiplied by the value of the Seadrill Common Shares received in consideration of the cancellation of the Aquadrill RSUs held by such holder. Seadrill does not expect that the reduction in the Seadrill Common Shares issuable in the Merger as a result of any such elections will exceed 200,000 shares.

In connection with the execution and delivery of the Merger Agreement, certain holders of Aquadrill Common Units, collectively holding more than 75% of the issued and outstanding Aquadrill Common Units (such holders, together with the beneficial owners of Aquadrill Common Units held through the facilities of The Depository Trust Company that have executed and delivered the Voting and Support Agreement and therefore are or will be a member of record of Aquadrill, the “Consenting Members”), executed and delivered to Seadrill (i) a Voting and Support Agreement (the “Voting and Support Agreement”) and (ii) a Written Consent of the Consenting Members of Aquadrill consenting to and approving the Merger (the “Consent”). The Voting and Support Agreement requires each such Consenting Member to, among other things, (i) vote or give consent with respect to its Aquadrill Common Units in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (ii) comply with certain transfer restrictions on its Aquadrill Common Units (subject to certain exceptions set forth therein). The Consent constitutes the only vote of the members of Aquadrill necessary to complete the Merger; therefore, no further vote of the members of Aquadrill will be required. The Merger does not require Seadrill shareholder approval.

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by Aquadrill at the written direction of the Consenting Members holding at least a majority of the Aquadrill Common Units held by all of the Consenting Members as of the date of the Merger Agreement (the “Consenting Majority Members”) to the Board of Directors of Seadrill (the “Seadrill Board”). In order to accomplish this, Seadrill has agreed in the Merger Agreement to (i) hold the annual general meeting of its shareholders prior to March 31, 2023, (ii) put forth and recommend for approval at the annual general meeting a proposal to amend Seadrill’s bye-laws or a proposal of Seadrill Board’s Joint Nomination and Remuneration Committee, in each case, to enable the Seadrill Board to increase the number of directors comprising the full Seadrill Board by two persons and to fill the vacancies created by such increase and (iii) if approved by the Seadrill shareholders, increase the size of the

Seadrill Board by two persons and fill the vacancies created by such increase with two persons designated by the Consenting Majority Members, on the later of the Effective Time and the date of the annual general meeting, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications as specifically set forth in the Merger Agreement.

The Merger Agreement contains customary representations and warranties by the parties. Seadrill, Merger Sub, and Aquadrill have also agreed to various customary covenants and agreements, including, among others, to conduct, subject to certain exceptions, their business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including, among others: (i) the approval of the Merger Agreement by the affirmative vote of the holders of two-thirds of the issued and outstanding Aquadrill Common Units entitled to vote (the “Aquadrill Member Approval”), which, as noted above, has been satisfied by execution and delivery by the Consenting Members of the Consent; (ii) the absence of any order, judgment, writ, decree or injunction (whether temporary, preliminary or permanent) by a governmental entity that makes illegal or prohibits the consummation of the Merger or the issuance of Seadrill Common Shares in the Merger; (iii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the effectiveness of a registration statement on Form F-4 to be filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to which the Seadrill Common Shares issuable in the Merger (excluding those that are issuable to the Consenting Members) will be registered with the SEC; (v) the execution by the Company of a customary registration rights agreement in favor of the Consenting Members; (vi) the absence of any law or legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger or the issuance of Seadrill Common Shares in the Merger; (vii) the absence of a material adverse effect on either party; (viii) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (ix) the issuance of the Aggregate Merger Consideration (other than the portion issuable to the Consenting Members) without any restrictive notations or legends, the eligibility of the Aggregate Merger Consideration (other than the portion issuable to the Consenting Members) for listing and trading on the main market of the Oslo Stock Exchange and the approval of the Aggregate Merger Consideration (other than the portion issuable to the Consenting Members) for listing and trading on the New York Stock Exchange; and (x) material compliance with each party’s covenants.

The Merger Agreement may be terminated by Seadrill or Aquadrill under certain circumstances, including, among others, by either Seadrill or Aquadrill if (i) Seadrill and Aquadrill agree to terminate the Merger Agreement upon mutual written consent or (ii) the closing of the Merger has not occurred on or before September 30, 2023.

The Merger Agreement and the Voting and Support Agreement are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Voting and Support Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting and Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Merger Agreement and the Voting and Support Agreement contain representations and warranties by each of the parties to the Merger Agreement and the Voting and Support Agreement, respectively, which were made only for purposes of the Merger Agreement and the Voting and Support Agreement, respectively, and as of specified dates. The representations, warranties and covenants in the Merger Agreement and the Voting and Support Agreement, respectively, were made solely for the benefit of the parties to the Merger Agreement and the Voting and Support Agreement, respectively; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement and the Voting and Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Voting and Support Agreement, which subsequent information may or may not be fully reflected in Seadrill’s or Aquadrill’s public disclosures.

On December 22, 2022, the Company issued a press release relating to the Merger, a copy of which is attached hereto as Exhibit 99.1.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deepwater environments.

FORWARD LOOKING STATEMENTS

This report and accompanying news release include forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about completion of the Merger transaction and the recognition of synergies from the combination of Aquadrill and Seadrill, and Seadrill’s and Aquadrill’s plans, strategies, business prospects, changes, and trends in their businesses and the markets in which they operate. These statements are based on Seadrill’s and Aquadrill’s respective management teams’ current plans, expectations, assumptions and beliefs concerning future events impacting each of Seadrill and Aquadrill, and the combined company should the Merger occur, and, therefore, involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could impact our ability to complete the Merger transaction, recognize the benefits from the combination of Seadrill and Aquadrill that Seadrill and Aquadrill envision, such as synergies, or otherwise cause actual results to differ materially from those in the forward-looking statements include, but are not limited to regulatory approvals of the Merger transaction or requirements or conditions of such approvals, the ability of the combined company to man and operate the Aquadrill rigs outside of the current management agreement structure employed by Aquadrill, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, delay in payment or disputes with customers, Seadrill’s and Aquadrill’s ability to successfully employ their drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect Seadrill, Aquadrill or the operations of their fleets, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, Seadrill’s and Aquadrill’s ability to maintain relationships with suppliers, customers, employees and other third parties and each of Seadrill’s and Aquadrill’s ability to maintain adequate financing to support their business plans following emergence from their respective Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, Seadrill’s and Aquadrill’s liquidity and the adequacy of cash flows for their obligations, political and other uncertainties, the concentration of Seadrill’s and Aquadrill’s revenues in certain geographical jurisdictions, limitations on insurance coverage, Seadrill’s and Aquadrill’s ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, Seadrill’s and Aquadrill’s expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on Seadrill’s and Aquadrill’s businesses resulting from climate-change or greenhouse gas legislation or regulations, the impact on Seadrill’s and Aquadrill’s businesses from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to Seadrill’s and Aquadrill’s information technology systems, including their rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in Seadrill’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327). Seadrill and Aquadrill undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Seadrill and Aquadrill to predict all of these factors.

Further, Seadrill and Aquadrill cannot assess the impact of each such factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Important Additional Information

This communication relates to a proposed business combination transaction (the “Transaction”) between Seadrill Limited and Aquadrill LLC. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Seadrill will file with the SEC a registration statement on Form F-4 that will include a prospectus of Seadrill, as well as other relevant documents concerning the Transaction. HOLDERS OF AQUADRILL COMMON UNITS AND EQUITY AWARDS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Access to the registration statement and the prospectus, as well as other filings containing information about Seadrill and Aquadrill, are available without charge at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Seadrill.

ITEM 2. EXHIBITS

Exhibit No.	Description

4.1*	Agreement and Plan of Merger, by and among Seadrill Limited, Aquadrill LLC and Seadrill Merger Sub, LLC, dated as of December 22, 2022.

4.2*	Voting and Support Agreement, by and among Seadrill Limited and the Members of Aquadrill, dated as of December 22, 2022.

99.1	Press Release dated December 22, 2022.

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022	SEADRILL LIMITED

	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)